IEG Holdings Corporation 6160 W. Tropicana, Suite E-13 Las Vegas, Nevada 89103 Office Phone: (702) 227-5626 Fax Number: (702) 227-5626

August 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-219260

Ladies and Gentlemen:

IEG Holdings Corporation, a Florida corporation (the “Company”), hereby respectfully requests that the Company’s registration statement on Form S-4 (Registration Statement No. 333-219260), and all exhibits filed therewith and amendments thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is based on the fact that the Company has decided not to proceed with the exchange offer that is the subject of the Registration Statement. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Very truly yours,

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Paul Mathieson
Chief Executive Officer